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SEC FILE NUMBER

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2005

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
General Motors Corporation

Full Name of Registrant

Former Name if Applicable
300 Renaissance Center

Address of Principal Executive Office (Street and Number)
Detroit, Michigan 48265-3000

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
General Motors Corporation (“GM”) is unable to file its Annual Report on Form 10-K by March 16, 2006, due to an accounting issue regarding the classification of cash flows at ResCap, the residential mortgage subsidiary of GMAC, a wholly owned subsidiary of GM. The ResCap accounting issue relates to the erroneous classification of cash flows from certain mortgage loan transactions as cash flows from operating activities instead of cash flows from investing activities. Although GM has not completed its review of this matter, the issue will not impact either net income or the balance sheet presentation but is expected to impact the presentation of cash flows from operating and investing activities. This issue may impact the statements of cash flows for 2005 and prior periods at ResCap, GMAC and GM, and the impact may be material in some or all of the affected periods. With the exception of the ResCap accounting issue, GM was otherwise prepared to file its 2005 Form 10-K on March 16, 2006. GM currently intends to file its Form 10-K as soon as practicable and in any event no later than the fifteenth calendar day (March 31, 2006) following the date on which the Form 10-K was due (March 16, 2006). At that time, GM also intends to report restated results for the years ended December 31, 2000 to December 31, 2004 on Form 10-K/A.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Peter R. Bible	(313)	667-3485
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
With the exception of the ResCap accounting issue, GM otherwise was prepared to file its Form 10-K and also file restated results for the years ended December 31, 2000 to December 31, 2004 on Form 10-K/A. When GM files its Form 10-K, it will provide financial results for 2005 that differ from the preliminary results reported in January principally due to adjustments for three charges. These charges will increase GM’s reported loss in 2005 to a total of $10.6 billion, or $18.69 per share, including special items. This compares to the previously reported loss of $8.6 billion, or $15.13 per share. The final 2005 results will include an increase in the previously announced North American restructuring charge; an increase to the contingent liabilities associated with Delphi Corp.’s Chapter 11 filing; and recognition at the GM level of the previously reported non-cash goodwill impairment charge of $439 million (after tax) at GMAC.

General Motors Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 17, 2006	By	/s/ Paul W. Schmidt

Controller

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